Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 6 DATED NOVEMBER 1, 2016
TO THE OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose a modification to our Minimum Purchase Requirements, specifically increasing the purchase requirement for additional share purchases beyond the initial purchase.

Minimum Purchase Requirements

We are modifying certain terms of the Minimum Purchase Requirements section:

You must initially purchase at least 250 common shares in this offering, or $2,500 based on the current per share price. In our Manager’s discretion, we may in the future increase or decrease the initial minimum investment amount for all new purchasers. We will disclose any new investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect. Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply to all new purchasers.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be of at least 100 common shares in this offering, or $1,000 based on the current per share price. In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount required for investments beyond the initial purchase. Factors that our Manager may consider in modifying the minimum investment amount for investments beyond the initial purchase include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, the amount of money raised in investments beyond initial purchases, and the average investment amount in purchases beyond the initial ones.